SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1

We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarters ended March 31, 2005 and 2004. This information is the responsibility of the Company’s management

2

Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's and its consolidated financial position and operations.

3

Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4

The statements of cash flows, which are presented in Notes 21 to provide supplementary information in respect of Unibanco Holdings S.A. and Unibanco Holdings Consolidated are not required as an integral part of these quarterly financial statements. The statements of cash flows have been submitted to the limited review procedures described in paragraph 2 and nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5

The Quarterly Information (ITR) also includes accounting information for the quarter ended December 31, 2004. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated February 16, 2005.

São Paulo, May 11, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS	Corporate Legislation
QUARTERLY INFORMATION - ITR	DATE – MARCH 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 – CNPJ 00,022,034/ 0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor			2 – DISTRICT Pinheiros
3 – POST CODE 05423-901	4 – TOWN São Paulo		5 – STATE SP
6 – AREA CODE 11	7 – PHONE 55 (11) 3095-2877	8 – PHONE -	9 – PHONE -	10 – TELEX -
11 – AREA CODE 11	12 – FAX 55 (11) 3814-8977	13 – FAX -	14 – FAX -	–
15 - E-MAIL mailto:investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor			3 – DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo		6 – STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1313	9 – PHONE -	10 – PHONE -	11 – TELEX -
12 – AREA CODE 11	13 – FAX 55 (11) 3813-6182	14 – FAX -	15 – FAX -
16 – E-MAIL mailto:investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 – NUMBER	4 – START	5 – END	6 – NUMBER	7 – START	8 – END
Jan 1, 2005	Dec 31, 2005	1	Jan 1, 2005	Mar 31, 2005	1	Jan 1, 2004	Mar 31, 2004
9 - NAME/CORPORATE NAME OF THE AUDITOR PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 – RESPONSIBLE PARTNER NAME Paulo Sergio Miron						12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in units)	1 - CURRENT QUARTER Mar 31, 2005	2 - PRIOR QUARTER Dec 31, 2004	3 – SAME QUARTER PRIOR YEAR Mar 31, 2004
Paid in Capital
1 – Common	315,145,875	315,145,875	31,514,587,519
2 – Preferred	528,158,887	528,158,887	52,815,888,777
3 – Total	843,304,762	843,304,762	84,330,476,296
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	12,967,462	13,343,539	1,161,517,318
6 – Total	12,967,462	13,343,539	1,161,517,318

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operating
3 – NATURE OF CONTROLLING SHAREHOLDER National Holding
4 – ACTIVITY CODE 134 – Participation and Administration
5 – PRINCIPAL ACTIVITY Holdings Corporate Participation
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL DATE	4 – REMUNERATION	5 – BEGINNING OF PAYMENT	6 – TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA	12/29/2004	Interest on own capital	1/31/2005	ON	0.1535000000
02	RCA	12/29/2004	Interest on own capital	1/31/2005	PN	0.1535000000
03	RCA	3/30/2005	Interest on own capital	4/29/2005	ON	0.0502421000
04	RCA	3/30/2005	Interest on own capital	4/29/2005	PN	0.0502421000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 – ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 – CHANGE (in thousands of Reais)	5 – CHANGE SOURCE	7 – NUMBER OF SHARES ISSUED (in thousand)	8 – ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE May 12, 2005	2 – SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - MARCH 31, 2005
QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousand of Reais
ASSETS	March 31, 2005	December31, 2004

CURRENT ASSETS	104,481	169,041
Cash and due from banks	38	18
Demand deposits	38	18
Other assets	104,443	169,023
Interest on own capital receivable	103,761	143,008
Prepaid taxes	682	26,015

LONG-TERM ASSETS	51,329	40,538
Other credits	51,329	40,538
Financial Assets	51,329	40,538

PERMANENT ASSETS	4,971,772	4,819,078
Investments	4,971,772	4,819,078
Subsidiary companies	4,971,772	4,819,078
-Local	4,971,772	4,819,078

TOTAL	5,127,582	5,028,657

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2005	December 31, 2004

CURRENT LIABILITIES	105,824	159,127
Interest on own capital payable	91,524	124,729
Other liabilities	14,300	34,398
Accounts payable - taxes	14,296	34,398
Accounts payable	4	-

LONG-TERM LIABILITIES	51,062	50,508
Provisions	51,062	50,508
Provision for tax litigation	51,062	50,508

STOCKHOLDERS' EQUITY	4,970,696	4,819,022

Capital:	1,863,450	1,863,450
-Local residents	759,073	741,669
-Foreign residents	1,104,377	1,121,781
Capital reserves	413,729	413,729
Revaluation reserve on subsidiaries	4,400	4,454
Revenue reserves	2,656,221	2,656,221
-Legal	200,570	200,570
-Statutory	36,603	36,603
-Realizable profits reserve	2,419,048	2,419,048
Unrealized gains and losses - marketable securities and derivative financial instruments	(46,283)	(49,853)
Treasury stocks	(68,122)	(68,979)
Retained earnings	147,301	-

TOTAL	5,127,582	5,028,657

STATEMENTS OF INCOME INDIVIDUAL
Amounts expressed in thousand of Reais
	From January 1, 2005 to March 31, 2005	From January 1, 2004 to March 31, 2004

Operating income (expenses)	227,082	154,750
Personnel and other administrative expenses	(228)	(261)
Other operating income	2,170	656
Financial income	2,170	656
Other operating expenses	(10,503)	(7,601)
Financial transactions and other taxes	(10,503)	(7,601)
Equity in results of subsidiary companies	235,643	161,956

OPERATING INCOME	227,082	154,750

INCOME BEFORE TAXES AND SOCIAL CONTRIBUTION	227,082	154,750

INCOME TAX AND SOCIAL CONTRIBUTION	(4,696)	(61)
Provision for income tax	(3,451)	(43)
Provision for social contribution	(1,245)	(18)

NET INCOME	222,386	154,689

Number of outstanding shares (Note 15a)	830,337,300	81,976,772,721
Net income per 1,000 shares: R$	267.83	1.89

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES
DATE - MARCH 31, 2005
QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousand of Reais
ASSETS	March 31, 2005	December 31, 2004,

CURRENT ASSETS	59,134,777	56,971,587
Cash and due from banks	25,144,573	27,282,045
Demand deposits	1,928,995	1,561,264
Interbank investments	10,372,012	14,215,480
Marketable securities and derivative financial instruments	12,843,566	11,505,301
Credits	27,831,464	24,372,204
Lending operations	20,925,213	19,587,437
Allowance for lending losses	(1,305,328)	(1,264,443)
Leasing operations	361,107	338,431
Allowance for leasing losses	(6,078)	(4,845)
Other credits	7,888,175	5,746,567
Allowance for other credits losses	(31,625)	(30,943)
Other	6,158,740	5,317,338
Interbank accounts	5,602,026	4,792,058
Interdepartmental accounts	43,754	142,484
Other assets	512,960	382,796

LONG-TERM ASSETS	20,314,646	19,680,578
Other credits	20,157,027	19,523,463
Interbank investments	186,245	161,360
Marketable securities and derivative financial instruments	5,725,691	5,098,636
Lending operations	8,692,230	8,839,645
Allowance for lending losses	(326,117)	(353,648)
Leasing operations	309,605	301,618
Allowance for leasing losses	(5,295)	(4,504)
Other credits	5,585,130	5,491,440
Allowance for other credits losses	(10,462)	(11,084)
Other	157,619	157,115
Interbank accounts	46,478	45,963
Other assets	111,141	111,152

PERMANENT ASSETS	2,659,942	2,723,562
Investments	1,100,797	1,157,990
Associated companies	57,070	110,627
- Local	57,070	110,627
Goodwill on acquisitions of subsidiary companies	875,066	876,700
Other investments	231,507	233,540
Allowance for losses	(62,846)	(62,877)
Fixed assets	845,594	851,095
Deferred charges	713,551	714,477

TOTAL	82,109,365	79,375,727

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2005	December 31, 2004

CURRENT LIABILITIES	46,140,876	47,346,716
Other	46,140,876	47,346,716
Deposits	22,374,712	24,220,384
Securities sold under repurchase agreements	5,560,644	7,565,261
Resources from securities issued	916,456	1,220,882
Interbank accounts	532,450	21,317
Interdepartmental accounts	252,822	387,857
Local borrowings	134,548	141,642
Foreign borrowings	1,952,629	2,047,411
Local onlendings	1,624,207	1,597,705
Foreign onlendings	42,825	45,871
Derivative financial instruments	256,581	197,982
Other liabilities	12,493,002	9,900,404

LONG-TERM LIABILITIES	26,690,793	22,993,258
Other	26,690,793	22,993,258
Deposits	12,542,924	9,269,480
Resources from securities issued	672,303	358,313
Local borrowings	6,961	6,688
Foreign borrowings	535,683	627,188
Local onlendings	3,554,407	3,563,981
Foreign onlendings	198,402	208,385
Derivative financial instruments	46,983	71,448
Other liabilities	9,133,130	8,887,775

DEFERRED INCOME	135,401	156,947

MINORITY INTERESTS	4,171,599	4,059,784

STOCKHOLDERS' EQUITY	4,970,696	4,819,022

Capital:	1,863,450	1,863,450
-Local residents	759,073	741,669
-Foreign residents	1,104,377	1,121,781
Capital reserves	413,729	413,729
Revaluation reserve on subsidiaries	4,400	4,454
Revenue reserves	2,656,221	2,656,221
-Legal	200,570	200,570
-Statutory	36,603	36,603
-Retained earnings	2,419,048	2,419,048
Unrealized gains and losses - marketable securities and derivative financial instruments	(46,283)	(49,853)
Treasury stocks	(68,122)	(68,979)
Retained earnings	147,301	-

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	9,142,295	8,878,806

TOTAL	82,109,365	79,375,727

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES
DATE - MARCH 31, 2005
QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED STATEMENTS OF INCOME
Amounts expressed in thousand of Reais, except per share data
	From January 1, 2005 to March 31, 2005	From January 1, 2004 to March 31, 2004

REVENUES	3,557,005	2,883,233
Lending operations	2,220,884	1,800,517
Leasing operations	34,027	24,321
Marketable securities	855,462	727,371
Financial results from insurance, pension plans and annuity products	243,073	207,925
Derivative financial instruments	66,451	15,281
Foreign exchange transactions	6,441	16,820
Compulsory deposits	130,667	90,998
EXPENSES	(2,122,286)	(1,715,106)
Deposits and securities sold	(1,452,578)	(1,110,506)
Price-level restatement and interest on technical provision for insurance, pension plans and annuity products	(153,343)	(92,092)
Borrowings and onlendings	(206,348)	(199,816)
Provision for credits losses	(310,017)	(312,692)
GROSS PROFIT	1,434,719	1,168,127
OTHER OPERATING INCOME (EXPENSES)	(734,922)	(707,178)
OTHER OPERATING INCOME	1,875,257	1,633,531
Services rendered	766,038	740,567
Insurance, annuity products and retirement plans premiums	995,023	833,879
Other operating income	114,196	59,085
OTHER OPERATING EXPENSES	(2,609,001)	(2,346,770)
Changes in technical provision for insurance, annuity products and retirement plans	(384,848)	(293,640)
Insurance claims	(223,803)	(220,208)
Private retirement plans benefits expenses	(185,032)	(150,280)
Selling, other insurance and private retirement plans expenses	(58,062)	(61,032)
Credit card selling expenses	(65,892)	(70,063)
Salaries, benefits, training and social security	(446,366)	(459,023)
Other administrative expenses	(740,596)	(684,221)
Financial transaction and other taxes	(242,829)	(164,593)
Other operating expenses	(261,573)	(243,710)
EQUITY IN THE RESULTS OF ASSOCIATED COMPANIES	(1,178)	6,061
OPERATING INCOME	699,797	460,949
NON-OPERATING INCOME (EXPENSE)	(6,906)	(12,177)
Income	10,431	8,630
Expense	(17,337)	(20,807)
INCOME BEFORE TAXES AND PROFIT SHARING	692,891	448,772
INCOME TAX AND SOCIAL CONTRIBUTION	(170,587)	(78,605)
Provision for income tax	(115,052)	(65,091)
Provision for social contribution	(47,435)	(21,804)
Deferred tax asset	(8,100)	8,290
PROFIT SHARING	(100,668)	(68,889)
Management	(1,268)	(1,184)
Employees	(99,400)	(67,705)
NET INCOME BEFORE MINORITY INTEREST	421,636	301,278
MINORITY INTEREST	(199,250)	(146,589)
NET INCOME	222,386	154,689

Number of outstanding shares (Note 15a)	830,337,300	81,976,772,721
Net income per 1,000 shares: R$	267.83	1.89

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
DATE – MARCH 31, 2005
QUARTERLY INFORMATION

NOTES TO THE FINANCIAL STATEMENTS	Corporate Legislation
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União dos Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 7.

The quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our consolidated financial statements estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan business and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and the changes in technical provision of unearned premium and to the deferred acquisition costs are recognized over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, a actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits have not yet begun.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. In the merger of the subsidiary company with the descontinuation or expiration of the acquired brand, the respective goodwill is amortized, in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

		Consolidated

	March 31,	December 31,
Marketable Securities	2005	2004
Trading assets	9,962,016	7,937,538
Available for sale	3,429,228	3,255,638
Held to maturity	4,752,129	4,830,720
Subtotal	18,143,373	16,023,896
Derivative financial instruments (see Note 20 (g))	425,884	580,041
Total	18,569,257	16,603,937
Current	12,843,566	11,505,301
Long-term	5,725,691	5,098,636

(b) Trading assets

	Consolidated

	March 31, 2005		December 31, 2004

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	4,046,452	4,045,024	2,297,479	2,295,205
Financial treasury bills	213,859	213,576	234,489	234,082
Treasury bills	3,763,843	3,762,151	1,994,353	1,991,639
Treasury notes	68,631	69,297	68,637	69,484
Other	119	-	-	-

Brazilian sovereign bonds	-	-	55,259	54,821

Corporate debt securities	56,007	66,448	48,947	78,089
Debentures	37,897	48,485	48,947	78,089
Other	18,110	17,963	-	-

Mutual funds (1)	5,296,974	5,296,974	5,025,497	5,025,497

Other	558,409	553,570	491,730	483,926

Total	9,957,842	9,962,016	7,918,912	7,937,538
___________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Consolidated

	March 31, 2005			December 31, 2004

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	603,294	(14,921)	588,373	578,435	(14,347)	564,088
Treasury bills	18,699	(7)	18,692	1,241	(7)	1,234
Financial treasury bills	533,811	438	534,249	495,883	257	496,140
Treasury Bonds	4,941	(865)	4,076	5,204	(415)	4,789
Other	45,843	(14,487)	31,356	76,107	(14,182)	61,925

Brazilian sovereign bonds	43,537	-	43,537	26,022	-	26,022

Corporate debt securities	2,039,153	(152,663)	1,886,490	1,945,073	(113,272)	1,831,801
Debentures	1,969,978	(142,899)	1,827,079	1,836,593	(102,888)	1,733,705
Eurobonds	23,142	-	23,142	53,467	-	53,467
Other	46,033	(9,764)	36,269	55,013	(10,384)	44,629

Bank debt securities	210,776	(2,546)	208,230	220,507	1,530	222,037
Debentures	3,886	-	3,886	-	-	-
Eurobonds	55,423	(41)	55,382	67,368	7	67,375
Mortgage notes	126,426	(2,506)	123,920	126,385	1,521	127,906
Time deposits	22,949	1	22,950	26,754	2	26,756
Other	2,092	-	2,092	-	-	-

Marketable equity securities	128,917	(14,667)	114,250	107,877	(4,380)	103,497

Mutual funds (1)	588,348	-	588,348	508,193	-	508,193

Total	3,614,025	(184,797)	3,429,228	3,386,107	(130,469)	3,255,638
___________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Consolidated

	March 31, 2005		December 31, 2004

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	336,059	233,057	415,687	367,250
Between 3 months and 1 year	926,067	865,802	648,652	643,961
Between 1 and 3 years	916,665	929,803	901,573	907,993
Between 3 and 5 years	348,273	339,105	312,791	307,679
Between 5 and 15 years	323,411	332,047	289,728	295,813
More than 15 years	41,095	26,816	36,078	22,178
No stated maturity (1)	722,455	702,598	781,598	710,764
Total	3,614,025	3,429,228	3,386,107	3,255,638
___________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	March 31, 2005	December 31, 2004

Issuer/Type of investment		Amortized cost

Federal government	1,477,563	2,341,685
Financial treasury bills	160,058	180,633
Central Bank notes	401,520	388,566
Treasury notes	911,322	1,763,497
Other	4,663	8,989

Brazilian sovereign bonds	2,950,461	2,178,180

Corporate debt securities	212,153	214,319
Eurobonds	212,153	214,319

Bank debt securities	111,952	96,536
Eurobonds	111,952	96,536

Total	4,752,129	4,830,720

The fair value of these securities was R$4.878.951 (December 31, 2004 - R$5.072.417) in Consolidated. The difference between the amortized cost and the fair value totaled R$126.822 (December 31, 2004 - R$241.697) in Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Consolidated

	March 31, 2005	December 31, 2004

Maturity		Amortized cost
Less than 3 months	152,824	1,019,073
Between 3 months and 1 year	601,171	363,849
Between 1 and 3 years	1,285,434	1,266,150
Between 3 and 5 years	406,464	431,856
Between 5 and 15 years	1,747,609	1,109,799
More than 15 years	558,627	639,993
Total	4,752,129	4,830,720

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Consolidated

	March 31, 2005	December 31, 2004
By type
Discounted loans and notes	12,979,426	11,927,668
Financing	10,469,024	10,357,157
Agricultural	1,022,555	1,054,928
Real estate loans	1,172,329	1,066,182
Credit card	3,974,109	4,021,147
Total lending operations	29,617,443	28,427,082

Leasing operations	670,712	640,049
Advances on exchange contracts (1)	1,393,695	1,261,327
Total leasing operations and advances on
exchange contracts	2,064,407	1,901,376

Guarantees honored	35	35
Other receivables (2)	1,494,182	1,467,293
Total other credits	1,494,217	1,467,328

Total risk	33,176,067	31,795,786

By maturity
Past-due for more than 15 days (Note 5 (d))	1,515,952	1.240.112
Falling due:
Less than 3 months (3)	13,819,354	12.308.087
Between 3 months and 1 year	8,692,001	8,951,974
Between 1 and 3 years	6,538,668	6,525,590
More than 3 years	2,610,092	2,770,023
Total risk	33,176,067	31,795,786
___________________
(1)	Recorded in “Other liabilities” and “Other credits”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated

	March 31, 2005		December 31, 2004

	Value	% of distribution	Value	% of distribution
Manufacturing
Electricity, gas and water	1,851,864	5.6	1,653,834	5.2
Paper, pulp and wood products	1,331,728	4.0	1,252,758	3.9
Food, beverages and tobacco	1,305,184	3.9	1,135,659	3.6
Automotive industry	1,092,593	3.3	999,763	3.1
Chemical and pharmaceutical	807,494	2.4	825,825	2.6
Production of machines and equipment	771,304	2.3	854,964	2.7
Basic metal industries	740,159	2.2	779,858	2.5
Extractive	466,448	1.4	381,866	1.2
Textiles, clothing and leather goods	433,105	1.3	371,538	1.2
Petroleum	422,793	1.3	419,554	1.3
Electronic and communications equipment	302,269	0.9	332,500	1.0
Rubber and plastic	201,671	0.6	204,107	0.6
Electric and electronic	184,449	0.6	148,443	0.5
Production of metal goods	183,143	0.6	173,832	0.5
Other manufacturing industries	11,379	-	20,792	0.1
Subtotal	10,105,583	30.4	9,555,293	30.0
Retailers
Retail	2,084,310	6.3	1,917,960	6.0
Wholesale	1,292,653	3.9	1,187,244	3.7
Subtotal	3,376,963	10.2	3,105,204	9.7
Financial service
Financial companies	444,278	1.3	322,287	1.1
Insurance companies and private pension funds	5,046	0.1	4,804	-
Subtotal	449,324	1.4	327,091	1.1
Residential construction loans	250,974	0.7	304,593	1.0
Other services
Transportation	1,646,469	5.0	1,561,361	4.9
Post office and telecommunications	1,051,039	3.2	1,262,392	4.0
Construction	529,630	1.6	431,033	1.4
Real estate services	392,642	1.2	392,927	1.2
Agricultural	294,776	0.9	280,272	0.9
Association activities	189,396	0.6	152,059	0.5
Health and social services	134,734	0.4	145,931	0.5
Education	129,143	0.4	146,393	0.5
Cultural and sports leisure activities	111,908	0.3	95,539	0.3
Lodging and catering services	104,050	0.3	95,598	0.3
Other services	1,376,293	4.1	1,470,154	4.6
Subtotal	5,960,080	18.0	6,033,659	19.1
Agriculture, livestock, forestry and fishing	833,762	2.5	899,871	2.8
Individual
Consumer loans	7,002,022	21.1	6,483,092	20.4
Credit card	3,974,109	12.0	4,021,147	12.6
Residential mortgage loans	947,340	2.9	839,873	2.6
Lease financing	87,117	0.2	70,906	0.2
Other	188,793	0.6	155,057	0.5
Subtotal	12,199,381	36.8	11,570,075	36.3
Total	33,176,067	100.0	31,795,786	100.0

(c) Concentration of lending, leasing and other credits:

	Consolidated

	March 31, 2005		December 31, 2004

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,796,773	8.4	2,953,573	9.3
50 following clients	4,699,571	14.2	4,492,645	14.1
100 following
clients	3,661,615	11.0	3,650,123	11.5
Other clients	22,018,108	66.4	20,699,445	65.1
Total	33,176,067	100.0	31,795,786	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

Risk Level	% minimum allowance required	Consolidated

		March 31, 2005

		Current credits	Past-due credits		Total credits	Distribution %	Total allowance	% effective allowance

			Falling due installments	Overdue Installments (1)
AA	-	13,223,378	-	-	13,223,378	39.9	11,366	0.1
A	0.5	12,439,119	-	-	12,439,119	37.5	80,382	0.6
B	1.0	2,582,024	230,489	225,535	3,038,048	9.2	35,352	1.2
C	3.0	1,285,509	284,416	224,044	1,793,969	5.4	100,950	5.6
D	10.0	488,322	346,303	299,239	1,133,864	3.4	280,366	24.7
E	30.0	160,053	108,643	132,278	400,974	1.2	163,175	40.7
F	50.0	22,945	66,551	113,845	203,341	0.6	113,433	55.8
G	70.0	148,461	42,679	86,199	277,339	0.8	233,846	84.3
H	100.0	59,363	189,894	416,778	666,035	2.0	666,035	100.0
Total		30,409,174	1,268,975	1,497,918	33,176,067	100.0	1,684,905
% of total risk							5.1%

Risk Level	% minimum allowance required	Consolidated

		December 31, 2004

		Current credits	Past-due credits		Total credits	Distribution %	Total allowance	% effective allowance

			Falling due installments	Overdue Installments (1)
AA	-	12,690,365	-	-	12,690,365	39.9	11,641	0.1
A	0.5	11,813,947	-	-	11,813,947	37.2	73,417	0.6
B	1.0	2,288,203	221,394	160,325	2,669,922	8.4	30,401	1.1
C	3.0	1,388,855	213,240	151,989	1,754,084	5.5	100,842	5.7
D	10.0	976,599	156,139	187,600	1,320,338	4.2	331,895	25.1
E	30.0	219,792	78,598	154,547	452,937	1.4	156,779	34.6
F	50.0	23,330	59,011	112,865	195,206	0.6	110,410	56.6
G	70.0	147,645	45,023	89,084	281,752	0.9	236,847	84.1
H	100.0	69,337	164,196	383,702	617,235	1.9	617,235	100.0
Total		29,618,073	937,601	1,240,112	31,795,786	100.0	1,669,467
% of total risk							5.3%
___________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$857,942 (December 31, 2004 - R$768,865) in Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the quarters:

	Consolidated

	Quarter ended March 31,

	2005	2004
Balance at the beginning of the quarter	1,669,467	1,548,643
Provision for credit losses	310,017	312,692
Balance of acquired company	-	3,321
Loan charge-offs	(294,579)	(468,801)
Balance at the end of the quarter	1,684,905	1,395,855

Loan recoveries (1)	45,819	62,132
___________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

	Consolidated
	March 31, 2005		December 31, 2004
	Current assets	Long-term receivables	Current assets	Long-term receivables
Receivables on guarantees honored	-	35	-	35
Foreign exchange portfolio	4,460,515	-	2,014,363	29
Income receivable	95,975	4,757	92,526	2,259
Negotiation and intermediation of securities	198,685	2,742	118,674	2,591
Deferred taxes (See Note 17(a))	614,194	2,213,700	674,566	2,160,573
Sundry	2,518,806	3,363,896	2,846,438	3,325,953
Total	7,888,175	5,585,130	5,746,567	5,491,440

“Foreign exchange portfolio” includes R$2,907,144 (December 31, 2004 - R$1,592,525) of unsettled exchange purchases and R$1,535,805 (December 31, 2004 – R$409,470) of rights on foreign exchange sold, net of contracted advances.

“Other credit – sundry” includes, basically, escrow deposits for civil and labor suits in the amount of R$2,227,163 (December 31, 2004 – R$2,151,163); insurance premium in the amount of R$747,761 (December 31, 2004 – R$714,191); receivables from credit card operations – in the amount of R$608,545 (December 31, 2004 – R$546,000); prepaid taxes in the amount of R$553,565 (December 31, 2004 – R$640,472); and notes and credits receivables in the amount of R$544,997 (December 31, 2004 – R$597,698).

“Other credits” in the parent company relates, basically, to interest on own capital in the amount of R$103,761 (December 31, 2004 - R$143,007), from Unibanco.

7. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos
	Brasileiros S,A,

	Quarter ended March 31,

	2005	2004
Information on investment in December 31,
Number of shares held (with no par value)
Common	729,950,914	72,995,091,491
Preferred	100,386,378	8,981,681,118
Participation in common stock - %	96,598	96.598
Total participation (direct) - % (1)	59,448	59.571

Stockholders’ equity	8,363,245	7,358,186

Capital	5,000,000	3,690,602

Net income	401,289	276,145

Investment value	4,971,772	4,383,359

Equity in results	235,643	161,956
___________________
(1)	The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/ receivable from Unibanco in the quarter was R$87,308 (March 31, 2004 – R$75.459).

(ii) The quotation of Unibanco shares, as of December 31, 2004, at São Paulo Stock Exchange, was R$13.38 per common shares and R$7.59 per preferred shares.

(b) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$2,032 (March 31, 2004 – R$7,772) in Consolidated. were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect			Adjusted stockholders equity	Quarter ended March 31 Adjusted net income (loss)
			Percentage holding (%)
	Common	Preferred	Consolidated		2005	2004
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd.	990	-	100.000	929,950	8,038	(12,238)
Unicard Banco Múltiplo S.A. (1)	106,053,960	91,811,816	100.000	873,040	12,400	43,799
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	1,263,937	55,441	65,089
Banco Fininvest S.A.	4	1	99.940	626,455	47,949	43,830
Unibanco Companhia de Capitalização (2)	4,194	-	99.992	422,743	14,200	-
Banco Único S.A. (3)	2,769,089	2,769,390	99.980	222,140	4,638	-
Unibanco Leasing S.A. –
Arrendamento Mercantil	265	-	99.999	141,509	6,297	21,645
Banco Dibens S.A.	4,518,078	-	51.001	223,711	3,365	2,263
Unibanco Empreendimentos e
Participações Ltda. (2)	201,910	-	100.000	214,952	(15,617)	-
Interbanco S.A.	19,000	-	99.999	79,709	9,070	1,928
Unibanco Negócios Imobiliários Ltda. (2)	49,568	-	100.000	55,682	447	-
BWU Comércio e Entreteni-mento Ltda. (2)	67,562	-	59.792	61,811	(4,376)	-
Unibanco Asset Management –
Banco de Investimento S.A.	1,468	1,468	99.999	24,605	2,029	6,507
Unibanco Empreendimentos Ltda. (2)	150,489	-	100.000	124,271	780	-
Unibanco Investshop Corretora
de Valores Mobiliários e Câmbio S.A. (8)	4,955	4,955	100.000	105,639	4,214	-
Unibanco Serviços de Investimento Ltda.	100	-	100.000	6,746	6,646	7,567
Jointly controlled companies (i)
Banco Investcred Unibanco
S.A. – (PontoCred) (5)	95	-	49.997	193,713	17,627	15,220
Serasa S.A.	366	349	19.174	176,627	19,772	18,902
Tecnologia Bancária S.A.	762,278	-	21.432	133,258	(504)	5,842
Redecard S.A.	200	400	31.943	55,500	38,976	27,615
Interchange Serviços S.A.	75,000,000	-	25.000	33,946	1,156	2,072
Companhia Hipotecária
Unibanco – Rodobens	6,055	-	50.000	8,786	408	3

Investment of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de
Seguros	54,214	-	49.999	90,282	2,395	2,367

	Number of shares or quotas		Percentage	Adjusted	Adjusted net income (loss)
Main direct, indirect and jointly controlled subsidiary companies invested by:	(in thousands)		holding (%)	stockholders	Quarter ended March 31,

	Common	Preferred	Consolidated	equity	2005	2004
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	345,799	5,747	(16,546)
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	177,938	651	2,149
Unibanco Securities Ltd.	17,770	-	100.000	1,205	15	(8,507)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	34,786	10,633	11,616
Hipercard Administradora de Cartões de Crédito Ltda. (7)	7	-	100.000	192,259	12,239	4,070
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (6)	39,573	-	99.981	204,584	15,704	13,065
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	48,591	3,019	3,378
Unibanco AIG Warranty S.A.	560	-	70.000	23,430	2,331	-
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83	83	49.998	62,965	7,600	6,740
Unicard Banco Múltiplo S.A. (1)
Hipercard Banco Múltiplo S.A. (4)	45,745	5,940	99.999	59,141	10,170	113
___________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)

On April 30, 2004, was approved in the Extraordinary Shareholder’s Meeting held, the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(3)

Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL"). Through the Extraordinary Shareholders’ Meeting held on October 22, 2004, was approved the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A.

(4)

During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. On February 28, 2005, the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through subscription with investment into Hipercard Banco Múltiplo S.A.

(5)	During the third quarter of 2004, the shareholders approved in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(6)

Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name was approved from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. and the Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger was Phenix Participações Ltda. and Unibanco AIG Previdência S.A., respectively, into Unibanco AIG Vida e Previdência S.A.

(7)

On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process occurred during the third quarter of 2004, for the amount of R$630 million resulting in a goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(8)	On January 31, 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized			Amortization

	March 31,	December 31,	Quarter ended March 31,

	2005	2004	2005	2004
Bandeirantes	-	-	-	15,839
Fininvest	314,963	322,749	7,786	6,538
Hipercard	378,065	394,345	10,616	-
Other	182,038	159,606	7,545	4,625
Total	875,066	876,700	25,947	27,002

8. Fixed Assets

	Consolidated
	March 31, 2005	December 31, 2004
Land and building	583,197	581,889
Other fixed assets	1,290,055	1,262,275
Accumulated depreciation	(1,027,658)	(993,069)
Total, net	845,594	851,095

9. Deposits

	Consolidated

	March 31, 2005		December 31, 2004

	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Demand deposits	3,414,923	-	3,219,900	-
Savings deposits	5,800,555	-	5,965,586	-
Interbank deposits	144,732	48,584	31,133	88,301
Time deposits	13,013,998	12,494,340	15,003,603	9,181,179
Other deposits	504	-	162	-
Total	22,374,712	12,542,924	24,220,384	9,269,480

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 12.79% (December 31, 2004 – 13.09%) per annum, and are payable up to April 25, 2006.

(b) Euronotes

			Consolidated

Maturity	Currency	March 31, 2005	December 31, 2004
Less than 3 months	US$	132,146	335,397
	EUR	25,048	42,041
	R$	8,629	-
		165,823	377,438

From 3 to 12 months	US$	454,889	400,679
	EUR	14,680	36,245
	R$	3,187	5,745
		472,756	442,669

From 1 to 3 years	US$	71,745	71,337
	EUR	12,952	10,287
	R$	111,503	104,756
		196,200	186,380

From 3 to 5 years	US$	94,479	82,663
	R$	318,410	-
		412,889	82,663

From 5 to 15 years	US$	46,265	75,602

Total		1,293,933	1,164,752

The average interest of issuance in foreign currency was 2.78% (December 31, 2004 – 2.92%) per annum in Consolidated.

In February, 2005, Unibanco launched a Real-denominated note, in the amount equivalent to US$125 million, with 5 year-term and half-yearly interest payments. The security offers coupon in Reals, pegged to the IGPM Inflation Index plus a fixed rate of 8.9% p.a..

(c) The other issues totaled R$43,782 (December 31, 2004 - R$37,722) Consolidated with maturities up to August 4, 2010 and an average interest rate of 6.28% (December 31, 2004 – 7.38%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.32% (December 31, 2004 – 5.28%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco Holdings and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims, The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsels, Provisions recorded and respective changes for the year were as follows:

(a) Balance sheet

	Parent Company		Consolidated

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Tax litigation	51,062	50,508	1,236,658	1,156,971
Labor litigation	-	-	798,313	815,358
Civil litigation	-	-	506,074	464,318
Total	51,062	50,508	2,541,045	2,436,647

Recorded in Other Liabilities
- Taxes and Social Security	51,062	50,508	1,236,658	1,156,971
- Others	-	-	1,304,387	1,279,676
Total	51,062	50,508	2,541,045	2,436,647

(b) Changes in and the related Fiscal Labor and Civil Litigation provision:

	Parent Company		Consolidated

			Quarter ended March 31,

	2005	2004	2005	2004
Balance at the beginning of the quarter	50,508	18,358	2,436,647	1,812,161
Provision charged	554	7,403	239,195	182,818
Payments	-	-	(134,797)	(44,127)
Balance at the end of the quarter	51,062	25,761	2,541,045	1,950,852

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts incurred under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(e) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Accordingly, no provision was recorded related to this claim.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case

13. Other Liabilities

	Consolidated

	March 31, 2005		December 31, 2004

	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Collection of taxes and other
contributions	233,020	-	49,740	-
Foreign exchange portfolio	3,385,224	-	943,902	-
Social and statutory	244,660	-	389,872	-
Taxes and social security	387,027	1,447,581	578,272	1,354,029
Negotiation and intermediation of securities	373,071	97,049	209,584	37,753
Accounts payable for purchase of assets	25,402	1,357	24,306	2,506
Technical provision for insurance,
annuity products and retirement plans	4,349,058	1,977,537	3,860,720	1,945,313
Subordinated debt	38,582	1,920,134	11,006	1,887,513
Sundry	3,456,958	3,689,472	3,833,002	3,660,661
Total	12,493,002	9,133,130	9,900,404	8,887,775

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Current:	1,154,492	811,549	2,747,588	2,620,991	446,978	428,180	4,349,058	3,860,720
Provision for unearned
premiums	509,478	342,056	1	1	-	-	509,479	342,057
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	199,222	192,950	9,734	8,593	-	-	208,956	201,543
Mathematical provision
benefits to be granted	142,968	-	2,701,670	2,580,028	-	-	2,844,638	2,580,028
Mathematical provision
for benefits granted	2,776	102	1	1	-	-	2,777	103
Unsettled claims	297,533	275,375	752	764	-	-	298,285	276,139
Provision for draws and
redemptions	-	-	-	-	446,615	428,180	446,615	428,180
Other provisions	2,515	1,066	35,430	31,604	363	-	38,308	32,670

Long-term liabilities:	934	132,869	1,976,603	1,812,444	-	-	1,977,537	1,945,313
Mathematical provision
benefits to be granted	-	128,724	1,455,571	1,374,107	-	-	1,455,571	1,502,831
Mathematical provision
for benefits granted	746	2,279	343,793	263,170	-	-	344,539	265,449
Other provisions	188	1,866	177,239	175,167	-	-	177,427	177,033
Total of technical
provisions	1,155,426	944,418	4,724,191	4,433,435	446,978	428,180	6,326,595	5,806,033

(b) Other liabilities - Foreign exchange portfolio includes R$1,822,189 (December 31, 2004 – R$527,139) of unsettled exchange sales and R$1,562,163 (December 31, 2004 – R$415,065) of obligations for exchange purchase net of advances on exchange contracts.

(c) Subordinated debt includes the following issues:

					Consolidated

	Issue	Maturity	Remuneration per annum	March 31, 2005	December 31, 2004
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	552,619	519,916
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	536,902	532,145
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	81,327	80,281
Line of credit (4)	December 2004	December 2009	4.74%	404,667	398,684
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI (6)	383,201	367,493
Total				1,958,716	1,898,519
___________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The Brazilian interbank interest rate.

(d) “Other liabilities – sundry”, includes, basically, sale of rights of receipt of future flow of payment orders abroad in the amount of R$2,527,042 (December 31, 2004 – R$2,576,208), payable to merchants-credit card in the amount of R$2,186,699 (December 31, 2004 -R$2,342,406), provision for labor and civil litigations in the amount of R$1,304,387 (December 31, 2004 - R$1,279,676) and provisions for payroll and administrative expenses in the amount of R$412,137 (December 31, 2004 - R$266,796).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$91,524 (December 31, 2004 - R$124,729),

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended March 31, 2005, the company sponsor contributions totaled R$4,725 (March 31, 2004 - R$2,129) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2005, the options were developed as follows:

Issuance			Exercise	Exercise price
		Vesting period	period	restated as of				Not
Nº	Date	until	until	03/31/2005	Granted	Exercised	Cancelled	exercised
1ª	01.21.2002	01.21.2005	01.20.2006	9.31	2,062,687	580,299	548,187	934,201
		01.21.2006	01.20.2007	9.31	2,062,728	-	630,001	1,432,727
		01.21.2007	01.20.2008	9.31	2,062,585	-	629,978	1,432,607
2ª	04.15.2002	04.15.2005	04.14.2006	10.91	11,334	-	-	11,334
		04.15.2006	04.14.2007	10.91	11,333	-	-	11,333
		04.15.2007	04.14.2008	10.91	11,333	-	-	11,333
3ª	08.01.2002	08.01.2005	07.31.2006	8.40	33,334	-	-	33,334
		08.01.2006	07.31.2007	8.40	33,333	-	-	33,333
		08.01.2007	07.31.2008	8.40	33,333	-	-	33,333
4ª	08.12.2002	08.12.2005	08.11.2006	7.048	60,000	-	-	60,000
		08.12.2006	08.11.2007	7.048	60,000	-	-	60,000
		08.12.2007	08.11.2008	7.048	60,000	-	-	60,000
5ª	11.01.2002	11.01.2005	10.31.2006	6.904	33,334	-	-	33,334
		11.01.2006	10.31.2007	6.904	33,333	-	-	33,333
		11.01.2007	10.31.2008	6.904	33,333	-	-	33,333
6ª	11.11.2002	11.11.2005	11.10.2006	6.904	33,334	-	33,334	-
		11.11.2006	11.10.2007	6.904	33,333	-	33,333	-
		11.11.2007	11.10.2008	6.904	33,333	-	33,333	-
7ª	11.20.2002	11.20.2005	11.19.2006	6.904	50,000	-	-	50,000
		11.20.2006	11.19.2007	6.904	50,000	-	-	50,000
		11.20.2007	11.19.2008	6.904	50,000	-	-	50,000
8ª	01.06.2003	01.06.2006	01.05.2007	6.662	26,667	-	26,667	-
		01.06.2007	01.05.2008	6.662	26,667	-	26,667	-
		01.06.2008	01.05.2009	6.662	26,666	-	26,666	-
9ª	02.10.2003	02.10.2006	02.09.2007	7.784	20,000	-	-	20,000
		02.10.2007	02.09.2008	7.784	20,000	-	-	20,000
		02.10.2008	02.09.2009	7.784	20,000	-	-	20,000
10ª	03.10.2003	03.10.2006	03.09.2007	8.17	27,667	-	7,667	20,000
		03.10.2007	03.09.2008	8.17	27,667	-	7,667	20,000
		03.10.2008	03.09.2009	8.17	27,666	-	7,666	20,000
11ª	04.08.2003	04.08.2006	04.07.2007	8.852	264,003	-	100,669	163,334
		04.08.2007	04.07.2008	8.852	263,999	-	100,666	163,333
		04.08.2008	04.07.2009	8.852	263,998	-	100,665	163,333
12ª	04.14.2003	04.14.2006	04.13.2007	8.944	6,667	-	6,667	-
		04.14.2007	04.13.2008	8.944	6,667	-	6,667	-
		04.14.2008	04.13.2009	8.944	6,666	-	6,666	-
13ª	05.07.2003	05.07.2006	05.06.2007	8.41	186,667	-	-	186,667
		05.07.2007	05.06.2008	8.41	186,667	-	-	186,667
		05.07.2008	05.06.2009	8.41	186,666	-	-	186,666
14ª	06.04.2003	06.04.2006	06.03.2007	10.206	100,000	-	-	100,000
		06.04.2007	06.03.2008	10.206	100,000	-	-	100,000
		06.04.2008	06.03.2009	10.206	100,000	-	-	100,000
15ª	06.16.2003	06.16.2006	06.15.2007	10.30	20,000	-	-	20,000
		06.16.2007	06.15.2008	10.30	20,000	-	-	20,000
		06.16.2008	06.15.2009	10.30	20,000	-	-	20,000
16ª	09.02.2003	09.02.2006	09.01.2007	9.834	1,037,721	-	207,012	830,709
		09.02.2007	09.01.2008	9.834	1,037,658	-	206,996	830,662
		09.02.2008	09.01.2009	9.834	1,037,621	-	206,992	830,629
17ª	11.10.2003	11.10.2006	11.09.2007	9.834	60,000	-	60,000	-
		11.10.2007	11.09.2008	9.834	60,000	-	60,000	-
		11.10.2008	11.09.2009	9.834	60,000	-	60,000	-
18ª	12.17.2003	12.17.2006	12.16.2007	11.50	20,000	-	-	20,000
		12.17.2007	12.16.2008	11.50	20,000	-	-	20,000
		12.17.2008	12.16.2009	11.50	20,000	-	-	20,000
19ª	01.05.2004	01.05.2007	01.04.2008	9.834	40,000	-	-	40,000
		01.05.2008	01.04.2009	9.834	40,000	-	-	40,000
		01.05.2009	01.04.2010	9.834	40,000	-	-	40,000
20ª	02.01.2004	02.01.2007	01.31.2008	13.762	60,000	-	-	60,000
		02.01.2008	01.31.2009	13.762	60,000	-	-	60,000
		02.01.2009	01.31.2010	13.762	60,000	-	-	60,000
21ª	04.05.2004	04.05.2007	04.04.2008	14.032	2,040	-	-	2,040
		04.05.2008	04.04.2009	14.032	2,040	-	-	2,040
		04.05.2009	04.04.2010	14.032	2,040	-	-	2,040
22ª	04.12.2004	04.12.2007	04.11.2008	13.908	133,334	-		133,334
		04.12.2008	04.11.2009	13.908	133,333	-		133,333
		04.12.2009	04.11.2010	13.908	133,333	-		133,333
23ª	04.13.2004	04.13.2007	04.12.2008	14.024	33,334	-	-	33,334
		04.13.2008	04.12.2009	14.024	33,333	-	-	33,333
		04.13.2009	04.12.2010	14.024	33,333	-	-	33,333
24ª	07.19.2004	07.19.2007	07.18.2008	12.581	156,668	-	-	156,668
		07.19.2008	07.18.2009	12.581	156,666	-	-	156,666
		07.19.2009	07.18.2010	12.581	156,666	-	-	156,666
25ª	08.04.2004	08.04.2009	08.03.2010	11.88	300,000	-		300,000
26ª	09.20.2004	09.20.2007	09.19.2008	13.47	3,334	-	-	3,334
		09.20.2008	09.19.2009	13.47	3,333	-	-	3,333
		09.20.2009	09.19.2010	13.47	3,333	-	-	3,333
27ª	02.01.2005	02.01.2008	01.31.2009	15.84	1,406,687	-	-	1,406,687
		02.01.2009	01.31.2010	15.84	1,406,667	-	-	1,406,667
		02.01.2010	01.31.2011	15.84	1,406,646	-	-	1,406,646
Total (average price)				11.62	17,966,120	580,299	3,134,166	14,251,655

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	March 31, 2005			December 31, 2004

	Outstanding shares	Treasury stocks	Total	Total
Common	315,145,875	-	315,145,875	315,145,875
Preferred	515,191,425	12,967,462	528,158,887	528,158,887
Total	830,337,300	12,967,462	843,304,762	843,304,762

On April 30, 2004, the Extraordinary Shareholders’ meeting approved the extinguishment of preferred shares denominated both as Class “A” and Class “B”. Through the conversion from all preferred shares Class “A” to preferred shares Class “B”, in September 2003, the preferred shares Class “B” now are denominated only as “preferred shares”.

Preferred shares have no voting rights but are entitled to receive (i) a semi-annual minimum dividend of R$0,15 (fifteen cents) per thousand shares or semi-annual priority dividend of 1,5% of stockholders’ equity resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity whichever is the greater; (ii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i); in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) will be adjusted according to the quantity of new shares.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Holdings and is traded in the Brazilian market.

Global Depositary Recept (GDR) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing. The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On December 29, 2004, the Board of Directors approved the payment of interest on own capital for the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$127,384 being R$1,1535 (R$0,1305 net of applicable tax) per common shares at that date and R$0,1535 (R$0,1305 net of applicable tax) per preferred shares at that date. The interest on own capital was calculated in accordance of article 9º of Law nº 9,249/95 and the corresponding tax benefit was R$43,311.

The Units had interest on capital of R$0,3485 (R$0,2962 net of applicable tax) per thousand share, being R$0,1535 (R$0,1305 net of applicable tax) from Unibanco Holdings and R$0,1950 (R$0,1657 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1,7423 (R$1,4810 net of applicable tax),

On March 30, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the amount of R$41,716, qualified as complementary to the interest on capital declared related to the profit ascertained in the 2004 fiscal year, in the amount of R$13,682, plus the interest related to the first quarter of 2005, in the amount of R$28,034, being R$0.0503 (R$0.0427 net of applicable tax) per common share and R$0.0503 (R$0.0427 net of applicable tax) per preferred share outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$14,183. The payment of the interest on capital will be made from April 29, 2005.

The Units had interest on capital of R$0.1138 (R$0.0967 net of applicable tax) being R$0.0503 (R$0.0427 net of applicable tax) from Unibanco Holdings and R$0.0635 (R$0.0540 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.5689 (R$0.4836 net of applicable tax).

Additionaly, during the first quarter of 2005 R$47,037 of interest on own capital was accrued, with tax benefit of R$15,993. The amount will be computed for purposes of the minimum mandatory dividend for the year, net of applicable tax, related to 2005 year.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the first quarter of 2005 as per the buy back program Shares – Performance, approval by the Extraordinary Shareholders’ Meeting on October 31, 2001, the following changes in treasury stock occurred:

Quantity of shares on December 31, 2004	13.343.539
Conversion of the shares in the quarter	(42.824)
Treasury stocks exchange	(353.253)
Quantity of shares on March 31, 2005	12.967.462

As mentioned in Private Conversion Program approved by CVM (Comission Exchange Securities) between February 1, to March 16, 2005, were converted 333,253 preferred shares issued by Unibanco and 333,253 preferred shares issued by Holdings at an average cost of R$4.1530 per share. The minimum and maximum price of share was R$15.48 and R$20.77, respectively. On March 31, 2005, the fair value of units is R$18.50.

(e) Changes in stockholders’ equity

	Quarter ended March 31,

	2005	2004
Balance begining	4,819,022	4,265,367
Prior year adjustments	(13)	1,223
Constitution of revaluation reserve of subsidiary companies	(54)	1,205
Purchase of treasury stocks	-	213
Fair value adjustments - marketable securities and derivatives	3,569	31,576
UBB Conversion stocks by Unibanco Holdings’ stocks	857	-
Net income for the quarter	222,386	154,689
Interest on own capital proposed	(75,071)	(75,459)
Balance ended	4,970,696	4.378.814)

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to March 31, 2005, 624.8 thousand preferred shares were converted into Units.

16. Other Operating Income and Expenses

(a) Other operating income

		Consolidated

	Quarter ended March 31,

	2005	2004
Interest on restricted escrow deposits	55,120	2,805
Dividends/retained earnings received from
other investments, principally consortium	30,915	18,365
Exchange rate variation on other assets	5,210	-
Foreign branches’ and subsidiary
companies exchange gains	2,032	7,772
Monetary correction of prepaid taxes	1,120	1,925
Monetary correction of income receivable	31	13,491
Other	19,768	14,727
Total	114,196	59,085

(b) Other operating expenses

		Consolidated

	Quarter ended March 31,

	2005	2004
Provision for labor and civil litigations	59,478	111,767
Expense related to checks and billing, net	45,191	25,722
Insurance expenses	42,422	28,755
Amortization of goodwill on subsidiaries
acquired	25,947	27,002
Foreign branches’ and subsidiary
companies’ exchange losses	11,182	11,941
Other	77,353	38,523
Total	261,573	243,710

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

					Consolidated

	December 31, 2004	Constitution	Realization	Balance of acquired companies	March 31, 2005
Allowance for credit losses	438,485	108,720	92,513	384	455,076
Other provisions not currently deductible	1,191,988	207,245	194,617	10,835	1,215,451
Tax loss and negative basis of social
contribution carry-forwards	677,100	11,819	48,754	-	640,165
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	8,542	-	476,534
Subtotal	2,792,649	327,784	344,426	11,219	2,787,226
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	1,545	3,368	-	40,668
Deferred tax obligations	(28,626)	(772)	(84)	-	(29,314)
Net deferred tax assets	2,806,514	328,557	347,710	11,219	2,798,580
Total assets	2,835,140				2,827,894
Total liabilities	28,626				29,314

				Consolidated

	December 31, 2003	Constitution	Realization	March 31, 2004
Allowance for credit losses	545,438	86,024	138,818	492,644
Other provisions not currently deductible	652,067	137,489	74,107	715,449
Tax loss and negative basis of social
contribution carry-forwards	704,187	7,256	9,571	701,872
Prior year adjustments	-	-	54	(54)
Social contribution carry-forwards
(Provisional Measure 2158-35)	492,453	-	906	491,547
Subtotal	2,394,145	230,769	223,456	2,401,458
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	92,236	1,119	27,475	65,880
Deferred tax obligations	(26,031)	-	(1,069)	(24,962)
Net deferred tax assets	2,460,350	231,888	249,862	2,442,376
Total assets	2,486,381			2,467,338
Total liabilities	26,031			24,962

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

			Consolidated

Year	Social contribution (Provisional Measure 2.158-35)	Other	Total
2005	15,850	369,192	385,042
2006	6,929	747,008	753,937
2007	12,960	631,581	644,541
2008	21,827	150,025	171,852
2009	27,298	140,337	167,635
2010	44,672	128,675	173,347
2011 to 2013	187,279	85,658	272,937
2014 to 2017	159,719	58,216	217,935
Total	476,534	2,310,692	2,787,226

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$2,195,388 in Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company		Consolidated

			Quarter ended March 31,

	2005	2004	2005	2004
Income before income tax and social
contribution, net of profit sharing	227,082	154.750	592.222	379.883
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(77,208)	(52.615)	(201.355)	(129.160)
Adjustments to derive effective tax rate:

Equity in the results of subsidiary and
associated companies and exchange rate	80,117
variation on subsidiaries abroad		55.065	290	4.703
Interest on capital paid , net	(4,160)	-	8.043	49.688
Deferred tax credits of the period	-	-		(767)
Permanent differences (net)	(3,445)	(2.389)	22.435	(3.069)
Income tax and social contribution for
the quarter	(4,696)	(61)	(170.587)	(78.605)

18. Commitments and Guarantees

	Consolidated

	March 31, 2005	December 31, 2004
Co-obligation and risks for guarantees provided	4,623,051	4,367,582
Assets under management (mainly mutual
investment funds)	34,205,546	32,978,541
Lease commitments	73,253	56,517

19. Related-Party Transactions (Parent Company)

	March 31, 2005	December 31, 2004
Assets
Cash and due from banks	38	18
Marketable securities (long-term)	51,329	40,538
Income receivable	103,761	143,007
Sundry	4	-
Liabilities
Sundry	4	4

	Quarter ended March 31,

	2005	2004
Revenues
Other operating income	2,170	656
Expenses
Personnel and other administrative expenses	5	7

Related-party transactions were undertaken at average market rates, in effect at the respective transaction dates, considering the absence of risk.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury Unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.
The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury Unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and to honor its positions.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses, due to its systems, practices and/or control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products and due to changes in the business environment changes or other adverse market conditions.

To meet the legal requirements the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal structure of risk management. This area has as one of its main goals to incentive the generation and the perpetuation of an internal culture focus in the integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage giving an evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of sources and allocated capital to the benefit of shareholders and clients, showing the commitment of the financial institution with the best practices of corporate governance.

As one of work tools used, mention is made of the Internal Control System that is available in the corporate portal which is accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, the existence of control issues and analyse the effectiveness of current controls.

The collected data provide support to monitor and evaluate the performance of the business Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to qualify and quantify our level of operating risk exposure. As a result, all manager of the Unibanco conglomerate participate in the process, fostering an appropriated culture and enabling the proper calculations for an appropriate allocation of capital.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increases the importance to our systems of information technology and potential impact of system failures. Unibanco has devoted substantial resources to ensure the reliability and stability of its computers and related systems. Our main computer facility is located in São Paulo and we maintain a full backup system in total operating conditions. This backup system will operate automatically in case of system failures.
To ensure the effective and prompt of this backup process, we perform tests and systematic operations where we evaluate all the process and identify eventual issues to be corrected.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Consolidated

	March 31, 2005		December 31, 2004

	Book value	Fair value	Book Value	Fair value
Assets
Interbank deposits	2,185,659	2,184,842	2,759,373	2,709,217
Marketable securities	18,143,373	18,270,195	16,023,896	16,265,593
Lending operations	27,985,998	27,940,106	26,808,991	26,587,433
Derivatives, net	122,320	122,320	310,611	310,611

Liabilities
Interbank deposits	193,316	193,436	119,434	119,436
Time deposits	25,559,667	25,562,507	24,225,320	24,226,263
Mortgage notes	251,044	249,904	376,721	376,513
Resources from securities issued abroad	1,337,715	1,322,384	1,202,474	1,206,279
Subordinated debt	1,958,716	1,998,533	1,898,519	1,937,042
Other liabilities (Note 13 (c))	2,527,042	2,170,276	2,576,208	2,190,425
Treasury stocks	68,122	119,301	68,979	112,752

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.
The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at March 31, 2005 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	March 31, 2005		December 31, 2004

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	4,851,965	4,851,965	4,869,064	4,869,064
Currencies	9,493	9,493	99,317	99,317
Interbank interest rate	4,374,068	4,374,068	4,138,576	4,138,576
Exchange coupon	468,404	468,404	631,171	631,171

Forward contracts	497,236	498,589	43,867	42,903
Currencies	918,088	905,885	280,617	273,983
Fixed interest rate	(420,852)	(407,296)	(236,750)	(231,080)

Swap contracts	159,081	177,758	235,842	231,089
Currencies	(3,488,852)	(3,431,553)	(3,158,203)	(3,091,945)
Interbank interest rate	1,522,895	1,509,117	1,530,587	1,530,768
Fixed interest rate	394,507	359,016	457,558	401,758
Other	1,730,531	1,741,178	1,405,900	1,390,508

Swap contracts with daily reset	41,341	41,341	346,650	346,650
Currencies	41,341	41,341	346,650	346,650

Third curve swap contracts	31,703	32,455	25,699	25,780
Currencies	(405,463)	(404,752)	(825,959)	(825,959)
Interbank interest rate	357,475	357,935	781,728	781,728
Fixed interest rate	79,691	79,272	69,930	70,011

Option contracts
Purchased option	4,229	1,416	548	1,300
Purchase	3,920	740	260	73
Currencies	3,920	740	260	73
Sale	309	676	288	1,227
Currencies	309	676	288	1,227
Sale option	109,138	95,494	28,487	24,863
Purchase	70,005	67,323	22,850	10,224
Currencies	70,005	67,323	22,850	10,224
Sale	39,133	28,171	5,637	14,639
Currencies	39,133	28,171	5,637	14,639
___________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$263,000 (December 31, 2004 - R$76,000) in respect to purchase commitments and R$1,632,765 (December 31, 2004 - R$1,419,688) in respect to sale commitments.

On March 31, 2005, there were future transactions of R$10,969,782 (December 31, 2004 - R$8,445,961) in Consolidated and swap contracts in the amount of R$2,024,981 (December 31, 2004 - R$1,808,565) in Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$37,466 (December 31, 2004 –R$118,519) in Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

During the quarter ended March 31, 2005, certain swap contracts previously classified as hedge to face exposures of the US dollar of securities held to maturity in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$69,095 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the securities hedged items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The market-to-market adjustment on the derivative financial instruments was recorded as a charge to income, during the quarter, in the amount of R$5,330.

During the quarter ended March 31, 2005, certain swap contracts previously classified as cash flow hedge with exposure to the IGPM (Market General Price Index) of debentures, in accordance with the Circular 3129 of the Brazilian Central Bank, in the amount of R$224,056, were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the value of debentures items and the derivative financial instruments designed to hedge being outwith the percentagens of limits allowed by the Brazilian Central Bank. The adjustment on debentures due to the low effectiveness achieved of the hedge was recorded as a charge to income, during the quarter, in the amount of R$8,049.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value distributed by trade location

	Consolidated

	March 31, 2005			December 31, 2004

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	4,851,965	-	4,851,965	4,869,064	-	4,869,064
Forward contracts	1,516	497,073	498,589	(2,797)	45,700	42,903
Swap contracts	(104,278)	282,036	177,758	(138,102)	369,191	231,089
Swap contracts with daily reset	41,341	-	41,341	346,650	-	346,650
Third curve swap contracts	-	32,455	32,455	-	25,780	25,780
Option contracts
Purchased option	1,416	-	1,416	1,300	-	1,300
Sale option	33,748	61,746	95,494	24,863	-	24,863
___________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$186,961 (December 31, 2004 - R$216,275) in Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Consolidated

	March 31, 2005	December 31, 2004
Assets
Less than 3 months	111,189	294,645
Between 3 months and 1 year	214,909	168,221
Between 1 and 3 years	80,552	100,985
More than 3 years	19,234	16,190
Total	425,884	580,041

Liabilities
Less than 3 months	77,270	88,932
Between 3 months and 1 year	179,311	109,050
Between 1 and 3 years	46,325	69,233
More than 3 years	658	2,215
Total	303,564	269,430

	Consolidated

	March 31, 2005	December 31, 2004
Assets
Forward contracts	34,954	120,880
Swap contracts	355,313	430,247
Third curve swap contracts	34,201	27,614
Option contracts – premiums paid	1,416	1,300
Total	425,884	580,041

Liabilities
Forward contracts	28,769	43,575
Swap contracts	177,555	199,158
Third curve swap contracts	1,746	1,834
Option contracts – premiums received	95,494	24,863
Total	303,564	269,430

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Consolidated

	March 31, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(8,607,830)	14,977,903	(1,570,645)	52,537	4,851,965
Forward contracts	(111,631)	(14,450)	115,502	509,168	498,589
Swap contracts	20,740	102,082	35,702	19,234	177,758
Swap contracts with daily reset	-	41,341	-	-	41,341
Third curve swap contracts	8,695	23,760	-	-	32,455
Option contracts
Purchased option	1,416	-	-	-	1,416
Sale option	3,497	91,997	-	-	95,494

	Consolidated

	December 31, 2004

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(2,947,673)	5,471,690	2,503,382	(158,335)	4,869,064
Forward contracts	(655,472)	28,031	116,372	553,972	42,903
Swap contracts	106,676	77,265	32,494	14,654	231,089
Swap contracts with daily reset	242,307	104,343	-	-	346,650
Third curve swap contracts	21,049	4,731	-	-	25,780
Option contracts
Purchased option	1,300	-	-	-	1,300
Sale option	11,920	12,943	-	-	24,863

21. Statements of Cash Flow

	Parent company
	Quarter ended March 31,
	2005	2004
Operating activities
Net income	222,386	154,689
Equity in results of subsidiary companies	(235,643)	(161,956)
Changes in assets and liabilities
Decrease (increase)in marketable securities	(10.791)	(9,151)
Decrease (increase) in other credits and other assets	64.580	22,742
Increase (decrease) in other liabilities	(66.994)	(15,660)
Net cash used in operating activities	(26,462)	(9,336)

Investing activities
Interest on own capital received from subsidiary company	153,866	112,655
Net cash provided by investing activities	153,866	112,655

Financing activities
Interest on own capital paid	(127,384)	(103,313)
Net cash used in financing activities	(127,384)	(103,313)

Net increase (decrease) in cash and due from banks	20	6

Cash and due from banks at the beginning of the period	18	3
Cash and due from banks at the end of the period	38	9
Net increase (decrease) in cash and due from banks	20	6
	Consolidated

	Quarter ended March 31,

	2005	2004
Operating activities
Net income	222,386	154,689
Provision for loan losses	310,017	312,692
Technical provisions for insurance, annuity products and retirement plans	384,848	293,640
Deferred taxes	8,100	(8,290)
Reversal of foreclosed assets provision	7,424	8,753
Loss on sale of foreclosed assets and fixed assets	-	4,187
Amortization of goodwill on subsidiaries acquired	25,947	27,002
Equity in results of subsidiary and associated companies	1,178	(6,061)
Exchange loss (gain) on foreign investments	(2,032)	(7,772)
Reversal of provision for losses on investments	(31)	1,160
Depreciation and amortization	94,342	93,296
Minority interest	199,250	32,752
Changes in assets and liabilities
Decrease (increase) in interbank investments	3,818,583	463,086
Decrease (increase)in marketable securities and derivative financial instruments	(1,963,458)	(2,378,976)
Decrease (increase) in Central Bank compulsory deposits	(300,594)	192,137
Net change in interbank and interdepartmental accounts	(35,061)	48,301
Decrease (increase) in lending operations	(1,497,331)	380,823
Decrease (increase) in leasing operations	(30,811)	(22,815)
Net change in foreign exchange portfolio	(4,801)	(45,192)
Decrease (increase) in other credits and other assets	63,033	118,971
Increase (decrease) in other liabilities	99,068	133
Increase (decrease)in deferred income	(21,546)	1,831
Net cash provided by (used in) operating activities	1,378,511	(335,653)

Investing activities
Dividends and interest on own capital received from subsidiary and associated
companies	-	400
Proceeds from sale of foreclosed assets	15,510	25,539
Purchase of/capital increase on investments in subsidiary and companies	(11,768)	(617,686)
Goodwill on acquisition of subsidiary companies	(1,282)	-
Proceeds of/capital decrease on investments in subsidiary and companies	43,094	70
Purchase of other investments	(11,361)	(10,453)
Proceeds of investiments	13,394	-
Purchase of fixed assets	(41,619)	(69,167)
Proceeds from sale of fixed assets	3,123	26,776
Deferred charges	(49,419)	(81,977)
Minority interest	(87,435)	57,699
Net cash used in investing activities	(127,763)	(668,799)

Financing activities
Increase (decrease) in deposits	1,427,772	2,047,904
Increase (decrease) in securities sold under repurchase agreements	(2,004,617)	(42,667)
Increase (decrease) in resources from securities issued	9,564	(382,327)
Increase (decrease) in borrowings and onlending in Brazil – Governmental
agencies	(189,209)	(589,516)
Net change in treasury stock	857	213
Dividends paid	(127,384)	(177,548)
Net cash provided by (used in) financing activities	(883,017)	856,059

Net increase (decrease) in cash and due from banks	367,731	(148,393)

Cash and due from banks at the beginning of the period	1,561,264	1,083,301
Cash and due from banks at the end of the period	1,928,995	934,908
Net increase (decrease) in cash and due from banks	367,731	(148,393)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies and the eliminations made are related only to companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman):

Combined balance sheet	March 31, 2005	December 31, 2004
Assets
Current and long-term assets	11,382,675	11,453,326
Cash and due from banks	515,286	365,477
Interbank investments	1,278,717	2,075,000
Marketable securities	6,602,085	5,943,716
Interbank accounts	210,478	193,318
Lending and leasing operations	2,630,444	2,576,286
Other credits and other assets	145,665	299,529
Permanent assets	355,782	362,228
Total	11,738,457	11,815,554

Liabilities
Current and long-term liabilities	10,054,645	10,225,959
Deposits	2,019,191	2,338,365
Securities sold under repurchase agreements	1,491,510	1,490,811
Resources from securities issued	1,279,270	1,232,349
Interbank accounts	31,220	9,574
Borrowings and onlending in Brazil – Governmental agencies	1,273,907	1,229,746
Derivative financial instruments	4,631	11,398
Other liabilities	3,954,916	3,913,716
Deferred income	9,564	10,716
Minority interest	5	5
Stockholders’ equity	1,674,243	1,578,874
Total	11,738,457	11,815,554

Combined statement of income	Quarter ended March 31,

	2005	2004
Revenue from financial intermediation	169,085	252,543
Expenses on financial intermediation	(76,206)	(76,638)
Reversal of provision for credit losses	26,777	6,768
Services rendered	16,031	-
Salaries, benefits, training and social security and other administrative expenses	(18,199)	(28,827)
Financial transaction and other taxes	(1,544)	-
Other operating income (expenses)	(40,972)	(11,999)
Non-operating income, net	(2,823)	(53)
Net income for the quarter	72,149	141,794

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	March 31, 2005	December 31, 2004
Assets
Current and long-term assets	7,855,314	7,343,814
Cash and due from banks	74,977	71,188
Marketable securities	6,469,869	6,076,602
Insurance credits and re-insurance	692,374	555,537
Other credits and other assets	618,094	640,487
Permanent assets	214,435	214,206
Total	8,069,749	7,558,020

Liabilities
Current and long-term liabilities	6,704,457	6,204,849
Borrowings	6,214	-
Technical provisions for insurance	1,155,426	944,418
Technical provisions for retirement plans	4,724,191	4,433,435
Insurance and re-insurance debts	279,719	219,350
Other liabilities	538,907	607,646
Deferred income	94,259	100,909
Minority interest	7,076	10,593
Stockholders’ equity	1,263,957	1,241,669
Total	8,069,749	7,558,020

Combined statement of income	Quarter ended March 31,

	2005	2004
Gross premium written	917,208	764,758
Provision for credit losses	626	(691)
Changes in technical reserves of insurance	(328,296)	(249,350)
Net claims incurred	(223,803)	(220,208)
Acquisition costs and other	(68,670)	(70,285)
Changes in technical reserves of private retirement plan	(185,032)	(150,280)
Other operating income	10,270	4,274
Other operating expenses	(54,179)	(47,735)
Salaries, benefits, training and social security	(32,068)	(28,928)
Administrative expenses	(37,405)	(35,438)
Financial transaction and other taxes	(25,568)	(15,866)
Financial income	224,441	194,892
Financial expenses	(145,289)	(87,393)
Services rendered	39,152	23,868
Non-operating income net	4,637	3,918
Income tax and social contribution	(17,261)	(17,353)
Profit sharing	(5,101)	(3,094)
Minority interest	(699)	-
Net income for the quarter	72,963	65,089

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Administradora de Cartões de Crédito Ltda. (100%) and Hipercard Banco Múltiplo S.A. (100%):

Combined balance sheet	March 31, 2005	December 31, 2004
Assets
Current and long-term assets	4,630,484	4,807,211
Cash and due from banks	5,690	11,091
Interbank investments	10,082	79,169
Marketable securities	606,888	607,090
Interbank and interdepartmental accounts	3,600	11,395
Lending operations	2,109,162	2,186,303
Deferred tax and prepaid taxes	588,870	560,041
Other credits and other assets	1,306,192	1,352,122
Permanent assets	319,100	325,171
Total	4,949,584	5,132,382

Liabilities
Current and long-term liabilities	3,983,846	4,245,854
Deposits	1,169,057	1,242,468
Borrowings	138,989	141,567
Resources from securities issued	269,345	273,521
Interbank and interdepartmental accounts	221	120
Derivative financial instruments	73,965	67,885
Taxes, social securities and provision for litigation	-	289,066
Other liabilities	2,332,269	2,231,227
Minority interest	61,106	57,216
Stockholders’ equity	904,632	829,312
Total	4,949,584	5,132,382

Combined statement of income	Quarter ended March 31,

	2005	2004
Revenue from financial intermediation	284,310	209,755
Expenses on financial intermediation	(55,968)	(39,220)
Provision for credit losses	(57,709)	(45,727)
Services rendered	133,859	88,898
Salaries, benefits, training and social security and other administrative expenses	(106,384)	(66,951)
Acquisition costs and other	(48,648)	(27,753)
Financial transaction and other taxes	(28,955)	(16,332)
Other operating income (expenses)	(84,598)	(20,284)
Non-operating income, net	(27)	(312)
Income tax and social contribution	(6,897)	(25,228)
Profit sharing	(244)	(4,226)
Minority interest	(3,890)	-
Net income for the quarter	24,849	52,620
Net income for the quarter related to participation in Credicard/Orbitall	-	21,403

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%) and Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%):

Combined balance sheet	March 31, 2005	December 31, 2004
Assets
Current and long-term assets	3,357,021	2,774,707
Cash and due from banks	6,702	6,285
Interbank investments	4,129	23,281
Marketable securities	442,957	64,876
Interbank and interdepartmental accounts	17,830	5,155
Lending operations	2,301,649	2,097,229
Other credits and other assets	583,754	577,881
Permanent assets	200,838	226,045
Total	3,557,859	3,000,752

Liabilities
Current and long-term liabilities	2,834,554	2,335,010
Deposits	2,021,251	1,506,399
Interbank and interdepartmental accounts	13,981	286
Borrowings	68	18
Derivative financial instruments	925	1,080
Other liabilities	798,329	827,227
Stockholders’ equity	723,305	665,742
Total	3,557,859	3,000,752
Combined statement of income	Quarter ended March 31,

	2005	2004
Revenue from financial intermediation	422,334	304,351
Expenses on financial intermediation	(67,624)	(41,233)
Provision for credit losses	(124,716)	(95,923)
Services rendered	80,946	57,590
Salaries, benefits, training and social security and other administrative expenses	(170,576)	(123,585)
Acquisition costs and other	(15,991)	(4,148)
Other operating income (expenses)	(24,080)	(9,810)
Financial transaction and other taxes	(36,084)	(20,346)
Non-operating income, net	594	(696)
Income tax and social contribution	(6,471)	(10,461)
Profit sharing	(3,004)	(4,301)
Minority interest	1,433	-
Net income for the quarter	56,761	51,438

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,028,117 (December 31, 2004 - R$989,562), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$533,567 (December 31, 2004 - R$507,978) and the residual value received in advance from these lessees amounts to R$386,658 (December 31, 2004 - R$378,812), classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2005, the insurance coverage on properties and other assets in use totaled R$1,167,498 (December 31, 2004 - R$1,155,028) in Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
DATE – MARCH 31, 2005
QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The beginning of 2005 was marked by the continuous increase in the basic interest rate, as set by the Central Bank. The interest rate increased from 17.75% p.a. at the end of 2004 to 19.50% p.a. as defined in the April, 2005 meeting of the Monetary Policy Council, Copom. The accrued IPCA, consumer price index, for the first quarter of the year reached 1.8% vs. 1.9% for the same period last year. The growth in industrial production was 6.26% vs. the same period last year. Public accounts continued to post primary surplus, with an accumulated amount equal to 6.16% of GDP during the first quarter.

By the end of March, the Real had devalued 0.44% vs. the end of 2004. The trade balance remained strong, posting a surplus of US$8.3 billion from January to March. During the same period last year, this positive balance amounted to US$6.2 billion. In terms of sovereign risk perception, a marginal deterioration occurred, as the EMBI Brazil index reached 456 basis points at the end of the first quarter, or 73 basis points higher than the figure at the end of 2004.

Net Income and Stockholders’ Equity

Unibanco Holdings

Unibanco Holdings’ net income for 1Q05 reached R$222 million, corresponding to R$0.27 per share. Stockholders’ equity at period-end was R$4,971 million and ROAE stood at 19.4%, impacted by tax provisions (PIS and COFINS) on interest on capital stock revenues. Book value per share reached R$5.99 at period-end.

Stockholders’ equity, in March, 2005, amounted to R$8,363 million, up 13.7% from March 2004. Annualized return on average equity (ROAE) was 21% in the quarter.

In 1Q05, Unibanco started to pay dividends/interest on capital stock on a quarterly basis. 1Q05 interest on capital stock gross amount was R$57 million, which represents gross values of R$0.076 per Unit and R$0.38 per GDS, and net values of R$0.065 per Unit and R$0.32 per GDS.

Assets

Unibanco’s consolidated total assets reached R$82,109 million on March 31, 2005, an increase of 14.8% from March 31, 2004.

Marketable Securities

Trading securities and Securities Available for Sale

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Securities Held to Maturity

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to hold in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interests. The market value of such securities amounted to R$4,879 million on March 31, 2005.

Loan Portfolio

Total Retail loans increased by 37.5% Y-o-Y. Retail loans represented 55% of the total portfolio in March 2005, while in March 2004 they represented 49%. The Wholesale loan portfolio grew by 7.7% Y-o-Y.

Total individuals loan portfolio amounted to R$12,199 million, up 30.8% in the last 12 months. The highlight of the period was the increase of R$735 million Y-o-Y in the consumer finance companies portfolio, a growth of 44.3% from March 2004 and 7.2% from December 2004. The credit card companies portfolio grew by 32.8% in the last 12 months and decreased by 5.9% from December 2004, the latter due to seasonal effects in the quarter.

Total corporate loan portfolio posted 17.7% growth in the last 12 months and 3.7% growth in the quarter. SMEs portfolio’s increased by 53.4% in the last 12 months and 6.3% in the quarter.

Allowance and Provisions for Loan Losses

As of March, 2005, the balance for the consolidated allowance for loan losses reached R$1,685 million, representing 5.1% of the portfolio, composed of:

  R$613 million according to Resolution 2682, related to overdue credits;
  R$729 million according to risk parameters of Resolution 2682, related to falling due credits;
  R$343 million based on more conservative percentages than those required by the Regulatory Authority.

As of March, 2005, the balance of loans classified as AA-B represented 86.5% of total loan portfolio, better than the figure of 84.6% of March 2004. The balance of loans classified as E-H represented 4.7% of total loan portfolio, whereas provision for loan losses represented 5.1% of total balance of loans.

Funding

As of March 31, 2005, Unibanco’s overall funding reached R$99,347 million, including R$34,206 million in mutual funds and assets under management, as shown below:

Core deposits posted 34.3% growth Y-o-Y, thus evidencing the initiatives towards improving the funding mix. As of March, 2005, the ratio of core deposits over the total loan portfolio reached 33.7%, from 30.7% in March 2004.

Funds and portfolios managed by UAM – Unibanco Asset Management - reached R$34,206 million by the end of March, 2005, up 16.6% Y-o-Y.

In 1Q05, funding in domestic currency reached R$51,222 million, up 2.6% Q-o-Q. Funding in foreign currency was up 9.2% Q-o-Q, amounting to R$13,919 million at the end of March, 2005.

In February, 2005, Unibanco launched a Real-denominated note, in the amount equivalent to US$125 million, with 5 year-term and half-yearly interest payments. The security offers coupon in Reals, pegged to the IGPM Inflation Index plus a fixed rate of 8.9% p.a..

Capital Adequacy and Fixed Assets Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	16.3	18.1
Changes in risk weighted assets	(0.4)	(2.6)
Changes in market risk coverage - foreign exchange rate	0.1	(1.2)
Stockholders' equity growth
Tier I	0.3	1.6
Tier II	0.1	0.5
BIS Ratio on March 31, 2005	16.4	16.4

The BIS ratio stood at 16.4%, above the minimum level required by the Brazilian Central Bank of 11%.

The table below shows the reference equity breakdown between Tier I and Tier II capital, as of March, 2005:

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	8,448	13.6
Tier II	1,750	2.8

Total	10,198	16.4

The fixed asset ratio improved from 46.8% in March 2004 to 43.5% in March 2005, primarily as result of incorporated companies goodwill amortization at the end of 2004.

Businesses Highlights

Retail

Retail businesses serve around 19 million customers and involve the following areas:

  Commercial bank transactions for individuals;
  Commercial bank transactions for small and medium companies;
  Credit Cards;
  Consumer Finance; and
  Car and heavy vehicles financing.

Total individuals loan portfolio amounted to R$12,199 million, up 30.8% in the last 12 months. The highlight of the period was the increase of R$735 million Y-o-Y in the consumer finance companies portfolio, with a growth 44.3% from March, 2004 and 7.2% from December, 2004. The credit card companies portfolio grew by 32.8% in the last 12 months and decreased by 5.9% from December 2004, the latter due to seasonal factors.

Branches Network

Unibanco ended 1Q05 with 1,271 branches and corporate-site branches.

In the first quarter Unibanco launched “Crédito Merecido”, a type of loan for retirees and beneficiaries of the INSS (National Institute of Social Security) in which the installments are deducted from the monthly benefit. This product offers loans up to five times the monthly benefit and can be paid in up to 36 installments. Unibanco was the first large Brazilian bank to offer directly this kind of product. “Crédito Merecido” is also available in Fininvest stores.

The Consumer Companies

Unibanco’s Consumer Companies are present in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (partnership established with Globex, controlling company of Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain), HiperCard, Redecard (partnership established with Citibank, Itaú and Mastercard), and by the partnership with Sonae.

Credit Card Companies

Unicard

Unicard’s credit card business posted net earnings of R$41 million in 1Q05, up 13.9% Q-o-Q and up 24.2% Y-o-Y.

Revenues, measured in terms of volume of purchases and cash withdrawals made by the customers, reached R$1,839 million in 1Q05, up 30.2% from 1Q04 and down 9.9% from 4Q04, the latter due to seasonal factors. Loan portfolio reached R$1,577 million in the quarter, 25.0% above 1Q04.

Unicard Unibanco launched the “Unicard Desconto em Folha” card. The product was originally developed by BNL Brasil (acquired by Unibanco in 2004). It is characterized by the deduction of the card’s minimum payment directly from the customer’s monthly salary.

HiperCard

HiperCard, the credit card business originated from Bompreço supermarket chain, and acquired by Unibanco in March, 2004, posted net earnings of R$41 million in 1Q05. In March 31, 2005, HiperCard’s loan portfolio stood at R$1,053 million and the company had around 74 thousand affiliated stores (Wal-Mart stores included) and 2.8 million cards issued. The average financed volume grew by 24.2% in the quarter, due to the ongoing expansion plan.

Redecard

Redecard equity income was R$27 million in 1Q05, posting a growth of 42.1% when compared with 1Q04 (including Consórcio Redecard revenues). In 1Q05, the company processed more than 222 million transactions and revenues amounted to R$14.2 billion, 32.7% above 1Q04.

Consumer Finance Companies

Unibanco’s consumer finance companies are Fininvest, LuizaCred and PontoCred.

R$ million
Financial Information - 1Q05	FININVEST	PONTOCRED	LUIZACRED
Net Earnings (1)	48	9	4
Credit portfolio	1,788	1,002	468
Revenues	1,350	508	231
(1) PontoCred and LuizaCred: equity income

Fininvest

Fininvest contributed with R$48 million equity income in 1Q05, an increase of 9.1% Y-oY.
The company ended 1Q05 with R$1,788 million in credit portfolio (individuals and companies portfolio), a 11.9% growth when compared with 4Q04 and 50.8% over the last 12 months. Revenues in the quarter reached R$1,350 million, a 53.1% growth when compared with 1Q04.

Blockbuster

BWU Comércio e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, opened 2 new stores in the first quarter, ending March with 132 stores, of which 120 are wholly-owned and 12 are sub-franchisees. The company posted gross revenues of R$38.7 million in 1Q05, increasing 11.5% from the first quarter of 2004

Unibanco Capitalização

Unibanco Capitalização posted revenues of R$80 million in 1Q05, up 11.1% Y-o-Y. The annuity business earnings amounted to R$16 million in 1Q05.

Wholesale – Period’s highlights

During 1Q05 Unibanco:
  Led the BNDES-exim ranking, with R$217 million disbursed and market share of 46%.

  Disbursed R$392 million as financial agent for the BNDES (Brazilian National Social and Economic Development Bank) and ranked third in the general BNDES ranking, with a market share of 8.37%.

  Acted as coordinator in three debentures issuances (Cadip, Ampla and Sabesp), which amounted to R$450 million. According to Anbid (National Association of Investment Banks) ranking, Unibanco reached second place in debentures origination and third place in distribution.

  Was the second most active bank in Cetip (Central Office for Private Securities) in the derivative instruments market, with a portfolio of R$1,331 million, strengthening its position among the most active banks in swap transactions.
  Accumulated US$1.7 billion balance in foreign trade finance transactions, up 6.25% in the quarter. This amount resulted from import, export and international financing warranties.

  Advised Embraer in the acquisition of Ogma S/A, an aircraft component maintenance and repair company controlled by the Portuguese government.

  Was the leading coordinator of the secondary public offering of 45.9 million Unibanco Units, owned by Commerzbank and BNL. The transaction amounted to R$718 million. Unibanco was also coordinator in the offering of ALL (América Latina Logística) Units, in the amount of approximately R$573 million.
Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$76 million in 1Q05. Insurance and private pension consolidated technical reserves amounted to R$5,941 million at the end of the quarter, increasing 37.3% from 1Q04.

1Q05’s consolidated revenues for insurance and private pension plans amounted to R$1,178 million, 14.7% above 1Q04. Insurance revenues were positively impacted by the corporate segment and extended warranty performances.

Insurance net premiums written reached R$773 million in 1Q05, up 17.7% from 1Q04.
Operating profits amounted to R$6 million in 1Q05, increasing 20.0% compared with 1Q04.

The combined ratio, which measures the operational efficiency of insurance companies, was 98.6% in 1Q05. The same ratio, in the extended concept, which includes financial revenues, reached 85.1% in 1Q05.
Unibanco’s insurance and pension plan companies ranked third in consolidated terms, according to SUSEP (Private Insurance Regulatory Body), ANAPP (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with 9.5% market share (February 2005 data).

The company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of February 2005).

The Pension Plan business posted net earnings of R$16 million in 1Q05, increasing 23.1% compared with the same period of 2004. In 1Q05, revenues reached R$405 million, up 11.6% from 4Q04.

Unibanco AIG Vida e Previdência ranked third in pension plan revenues up to February 2005. As for the sale of corporate pension plans, also according to ANAPP’s data for February 2005, Unibanco AIG Vida e Previdência ranked first in accumulated sales for the year, amounting to R$274 million. The company services 1,242 corporate clients and 734 thousand individual customers, of which 220 thousand come from corporate clients, with 12.9% market share.

Wealth Management

Unibanco Asset Management (UAM) ended March, 2005 with R$34,206 million in assets under management, up 3.7% Q-o-Q and 16.6% Y-o-Y. Market share in March was 4.84% .

For the third consecutive year, Unibanco Asset Management received the “Top Gestão de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s to Valor Investe magazine, and published by Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a three-yearly basis.

As of March, 2005, Private Banking’s assets under management increased 3.1% from December 2004. In the industry global ranking, published by ANBID in March 2005, Unibanco’s Private Bank holds the 2nd position, with 9.5% market share.

Performance Overview

Results

Net income in 1Q05 stood at R$401 million, up 45.3% Y-o-Y and 6.9% above the previous quarter. In 1Q05, Unibanco’s operating income reached R$711 million, 51.0% and 33.4% higher when compared with the same period of last year and the last quarter, respectively.

Financial margin before provision for loan losses, adjusted by the net impact of investments abroad, reached R$1,744 million in 1Q05, an increase of 17.1% when compared with 1Q04. Financial margin after provision stood at R$1,434 million in the quarter, presenting a growth of 21.9% Y-o-Y and 7.2% Q-o-Q.

Fees from Services Rendered

Total fees reached R$766 million in 1Q05, up 16.8% Y-o-Y excluding fees from Credicard and Orbitall (both sold during the 4Q04), and down 3.2% Q-o-Q due to seasonal effects.

Banking fees reached R$436 million in 1Q05, representing an increase of 7.4% Y-o-Y. Fee revenues from the credit card business reached R$230 million in 1Q05, growing 44.7% when compared with 1Q04. Excluding HiperCard revenues from 1Q05, the growth was 25.2% compared with 1Q04.

Fees from asset management reached R$100 million in 1Q05, presenting a growth of 9.9% Y-o-Y .

Personnel and Administrative Expenses

In 1Q05, personnel expenses presented a decrease of 18.0% when compared with the previous quarter. The reduction of R$98 million Q-o-Q was influenced mostly by the internal restructuring process of the company, the back-office and supporting areas consolidation, the sale of Credicard and Orbitall, the decrease in the number of lay-offs over the last quarter and seasonal effects caused by concentration of vacations during the first quarter.

Compared with 1Q04, personnel expenses presented a decrease of R$13 million. The impact of the “Collective Wage Agreement” was offset by the expenses decline generated by internal restructuring, the operational processes consolidation, and also the sale of Credicard and Orbitall.

Other administrative expenses decreased by R$81 million in 1Q05 (9.9% Q-o-Q), mainly because of the seasonal decrease in volume of transactions, the operational processes rationalization, and the sale of Credicard and Orbitall.

In the 1Q05, other administrative expenses presented a growth of R$56 million Y-o-Y (an increase of 8.2%), primarily a result of: acquisitions of HiperCard, BNL and Creditec; higher fee expenses from services rendered by lawyers involved in repossession of assets; faster labor agreements; higher marketing expenses; organic growth of Fininvest; readjustments of public utilities tariffs, rental and software maintenance contracts, and real estate lease agreements.

Other Operating Income and Expenses

In 1Q05, other operating income and expenses account presented expenses of R$147 million, almost the same level of the previous quarter (R$143 million) and down 22.6% compared with 1Q04 expenses of R$190 million.

Goodwill amortization expenses reached R$25.9 million in 1Q05, a drop of 4.1% Y-o-Y. The slight reduction occurred mainly because the end of the amortization of goodwill from Banco Bandeirantes was partially offset by the amortization of HiperCard goodwill, which started in 2Q04. The balance of goodwill to be amortized dropped from R$1,331 million in March 2004 to R$875 million in March 2005, even considering the goodwill from HiperCard.

Human Resources

In March, 2005, Unibanco had a total staff of 26,982 professionals.

During the first quarter of 2005, some R$4.7 million was invested in several training and development activities, including MBA programs in Brazil and abroad, as well as the “Atendendo com Excelência” (Servicing with Excellence) program and the People Management – Module III program.

The Servicing with Excellence program is designed to improve the customer service practices of the Branch Network and of the Corporate Site Branches (PABs). By October 2005, the entire customer service network will have undergone training.

Module III of the People Management Program, which is part of the continuous development process of our leaderships, was initiated in 1Q05. Its main objective is to develop the critical success factors involved in the process of mobilizing teams towards the implementation of the strategies and objectives defined by the company.

Another initiative focused on the value of the relationship with its employees was the creation of the Extrajudicial Reconciliation Commission in 1Q05, with the purpose of reducing the number of labor lawsuits and consequently the ensuing liabilities. This commission provides laid off employees the opportunity to claim their rights directly to the company and the union representatives. Over 90 agreements were signed with unions, in several cities, by March 2005.

Introduced in July, 2004, “Futuro Inteligente” (Intelligent Future), a private pension program that incorporates the most advantageous features of the previous plans. By March 31, 2005, it has reached 6,848 participants.

Corporate Governance

Units in the Ibovespa

Unibanco Units became part of the Ibovespa index portfolio on May 2, with an initial weight of 0.984% . The inclusion of the Unit in Ibovespa was driven by a series of initiatives, started in 2003, to foster its liquidity in Brazil.

The average daily volume of Units traded on the São Paulo Stock Exchange (Bovespa) increased from R$ 4.3 million in the first quarter of 2004 to R$ 28.2 million in the first quarter of 2005, a growth of 555.8% ..

In 1Q04, only 7.7% of the daily average financial volume of Units and GDSs was traded on Bovespa; the balance of 92.3% was traded on NYSE. During the same period in 2005, the São Paulo Stock Exchange accounted for 32.5% of total volume traded.

IBrX-50 Index

The Units weight in the IBrX-50 Index portfolio effective for the May-August 2005 period is 2.955%; this is the 9th position in the index’s portfolio.

Quarterly Dividends

The Boards of Directors of Unibanco and Unibanco Holdings approved in a meeting held on April 8, 2005, the quarterly distribution of either interest on capital stock/dividends to shareholders. Until then, payments occurred on a half-yearly basis.

Unibanco’s distribution policy establishes a minimum payment of 35% of the annual net income, after legal reserves. In the case of Unibanco Holdings, its entire profit is distributed to its shareholders, also after the establishment of legal reserves.

Stock option plan

Unibanco’s Stock Option Performance Plan is designed to foster alignment of the interests of executives with the sustainable generation of value for shareholders in the long term.

On March 31, 2005, the stock options granted but not exercised amounted to 14,251,655 Units. Stock options can be exercised for the period extending from January 21, 2005 to August 3, 2010, and their average price is R$11.62.

The annual stock option grants cannot exceed 1% of authorized capital and the total of options granted and not exercised is limited to 10% of the authorized capital.

Social Responsibility

Unibanco Institute

In 1Q05, the Unibanco Institute renewed its partnership with the Municipal Welfare Bureau of Rio de Janeiro for carrying out the “Das Ruas para Empresas” (From the Streets to Companies) project, with the purpose of providing professional training to street vendors and informal workers of the city of Rio de Janeiro. Fifty youths aged 18 to 24 will graduate from this term in the program.

The partnership with the Rio de Janeiro City Council for the “Espaço Artesão” (Craftsman’s Space) project was also renewed. This program provides professional training to young people from low-income communities in activities geared towards cultural events, such as producing costumes and props. The idea underlying this initiative is to train young people to work behind the scenes in the 2006 Carnival, thereby enabling their integration into the workforce through partnerships with the League of Samba Schools.

Moreira Salles Institute - IMS

The main highlights of the Moreira Salles Institute during the first quarter of 2005 were:

  More than 15 thousand visitors to the 13 exhibitions offered during the period.
  51 guided tours for students of these exhibitions, attended by 2,278 students.
  39 art education activities, movie and theater sessions provided by the institute for children and teenagers.
  More than 887 thousand attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.
New Brand

In March, 2005, Unibanco adopted a new marketing attitude and revamped its brand. The internal restructuring conducted in 2004 sought to streamline structures and processes, in the continuous quest for synergies and resource optimization. The new marketing positioning follows this path. A simpler, clearer, closer and agile bank – this is where Unibanco plans to direct and sharpen its efforts going forward.

The logo changed in form and in color. Blue replaces the black and the “link”, a consummate icon of synergy and commitment, was rescued and updated. The logo itself was only slightly changed, keeping its original strength.

(Convenience translation into English from the original previously issued in Portuguese )

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - MARCH 31, 2005	Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A	3 - CNPJ 00.022.034/0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % ON STOCKHOLDERS’ EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units)	9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units)

01	UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	33.700.394/0001-40	LISTED SUBSIDIARY COMPANY	59.45	100.02
FINANCIAL INSTITUTION		830,337,292	829,961,216

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01475-3 COMPANIES Legislation	UNIBANCO HOLDINGS S.A. MARCH 31, 2005 QUARTERLY INFORMATION	COMMERCIAL, INDUSTRIAL AND OTHER Corporate
OTHER MATERIAL INFORMATIONS FOR THE COMPANY

The following informations were eleborated as from March 31, 2005.

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect.

Shareholders		Common shares/quotas		Preferred shares/quotas		Total

	Shareholders’ Nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres.
e Part. S.A.	Brazilian	247,778,104	78.62	2,126,451	0.40	249,904,555	29.63
- Caixa Brasil SGPS, S.A.	Portuguese	37,138,435	11.79	67,579,999	12.80	104,718,434	12.42
- Ações em tesouraria		-	-	12,967,462	2.46	12,967,462	1.54
- Outros		30,229,336	9.59	445,484,975	84.34	475,714,311	56.41
Total		315,145,875	100.00	528,158,887	100.00	843,304,762	100.00

E. Johnston Repres.
e Part. S.A.
- E. Johnston Participações
Ltda.	Brazilian	138,772,343	86.63	-	-	138,772,343	86.63
- Walther Moreira Salles Júnior	Brazilian	7,789,035	4.86	-	-	7,789,035	4.86
- Pedro Moreira Salles	Brazilian	7,789,036	4.86	-	-	7,789,036	4.86
- João Moreira Salles	Brazilian	5,841,776	3.65	-	-	5,841,776	3.65
-Outros		2	-	-	-	2	-
Total		160,192,192	100.00	-	-	160,192,192	100.00

E. Johnston Participações
Ltda.
- Fernando Roberto Moreira
Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) Unibanco Holdings’ shareholders position as of March 31, 2005.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	247,778,104	78.62	2,126,451	0.40	249,904,555	29.63

Management
Board of directors	1	-	3,453,234	0.65	3,453,235	0.41
Board of officers	-	-	259,927	0.05	259,927	0.03

Treasury stocks	-	-	12,967,462	2.46	12,967,462	1.54

Other shareholders	67,367,770	21.38	509,351,813	96.44	576,719,583	68.39

Total	315,145,875	100.00	528,158,887	100.00	843,304,762	100.00

Outstanding shares (**)	67,367,771	21.38	513,064,974	97.14	580,432,745	68.83

(*)	The amount, recorded of preferred shares of the Board of Directors is composed by 3,453,234 Units. The amount recorded of preferred shares of the Board of Officers is composed by 259,927 Units.

(**)	The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

(c) Unibanco Holdings’ shareholders position as of March 31, 2004.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	24,777,810,580	78.62	247,692,253	0.47	25,025,502,833	29.68

Management
Board of directors	13	-	44,658,477	0.08	44,658,490	0.05
Board of officers	-	-	33,333	-	33,333	-

Treasury stocks	-	-	2,353,703,575	4.46	2,353,703,575	2.79

Other shareholders	6,736,776,926	21.38	50,169,801,139	94.99	56,906,578,065	67.48

Total	31,514,587,519	100.00	52,815,888,777	100.00	84,330,476,296	100.00

Outstanding shares (**)	6,736,776,939	21.38	50,214,492,949	95.07	56,951,269,888	67.53

(*)	The amount, recorded of preferred shares of the Board of Directors is composed by 44,658,477 Units. The amount recorded of preferred shares of the Board of Officers is composed by 33,333 Units.

(**)	The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings embraces the policy of limiting their services other than independent auditing. We inform that for the quarter ended March 31, 2005, Unibanco retained professional services other than independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$258 thousand, of the fees for the external auditing of Consolidated Unibanco. Of that amount, R$883 thousand refer to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005. The policy adopted by Unibanco Holdings and Unibanco meet the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco Holdings and Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.